Mail Stop 3561

September 11, 2009

Mayo A. Shattuck III
Chief Executive Officer
Constellation Energy Group, Inc.
100 Constellation Way
Baltimore, Maryland 21202

Kenneth W. DeFontes, Jr.
President and Chief Executive Officer
Baltimore Gas & Electric Co.
100 Constellation Way
Baltimore, Maryland 21202

> **Re:** **Constellation Energy Group, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2008**
> **Filed February 27, 2009**
> **Definitive Proxy Statement on Schedule 14A**
> **Filed April 29, 2009**
> **Forms 10-Q for the Fiscal Quarters Ended March 31, 2009 and June 30, 2009**
> **Filed May 8, 2009 and August 7, 2009**
> **File No. 001-12869**
>
> **Baltimore Gas and Electric Company**
> **Form 10-K for the Fiscal Year Ended December 31, 2008**
> **Filed February 27, 2009**
> **Forms 10-Q for the Fiscal Quarters Ended March 31, 2009 and June 30, 2009**
> **Filed May 8, 2009 and August 7, 2009**
> **File No. 001-01910**

Dear Messrs. Shattuck and DeFontes:

We have reviewed your filings and have the following comments. You should comply with the comments in all future filings, as applicable. Please confirm in writing that you will do so and also explain to us in sufficient detail for an understanding of the disclosure how you intend to comply by providing us with your proposed revisions. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary.

Mayo A. Shattuck III
Constellation Energy Group, Inc.
Kenneth W. DeFontes, Jr.
Baltimore Gas & Electric Co.
September 11, 2009
Page 2

Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2008

General

1. Our review encompassed the Constellation Energy Group, Inc. and Baltimore Gas & Electric, Inc. In the interests of reducing the number of comments, we have not addressed each registrant with a separate comment. To the extent a comment is applicable to more than one registrant; please address the issue separately.

Item 1. Business, page 2

Nuclear, page 5

Nine Mile Point, page 6

2. We note that you currently sell 90% of your share of Nine Mile Point's output to the plant's former owners at an average price of nearly $35 per megawatt-hour (MWH), but the agreements terminate between 2009 and 2011, and that after these agreements terminate a revenue sharing plan with the former owners goes into effect. Please discuss the effect that the termination of these agreements and the start of the revenue sharing plan will have on your operations and please discuss your ability to remarket this output.

Baltimore Gas and Electric Company, page 12

Electric Business, page 12

Commercial and Industrial Customers, page 12

3. We note your statement that you must continue to provide standard operating services to certain customers on substantially the same terms as provided under their current service. Please briefly discuss why you must continue this service under the same terms.

Mayo A. Shattuck III
Constellation Energy Group, Inc.
Kenneth W. DeFontes, Jr.
Baltimore Gas & Electric Co.
September 11, 2009
Page 3

Item 7. Management's Discussion and Analysis of Financial Condition and Results…, page 34

Regulation-Maryland, page 36

Revenue Decoupling, page 37

4. We note your statement that beginning in 2008 Baltimore Gas and Electric implemented revenue decoupling for residential and small commercial customers to eliminate the effect of abnormal weather and usage patterns per customer on its electric distribution volumes. Please advise what you mean by revenue decoupling, why it makes customer growth the primary factor affecting Baltimore Gas and Electric's revenues and how it makes Baltimore Gas and Electric's distribution revenues from residential and small commercial customers reflect weather and usage that is considered normal for the month.

Merchant Energy Business, page 48

Revenues and Fuel and Purchased Energy Expenses, page 49

Revenues, page 49

5. We note that the revenues of your merchant energy business declined $1.972 billion from 2007 revenues. We note that $1.946 billion of the decline is attributed to a category called "[a]ll other (substantially all due to change in gas procurement activities). Please discuss the changes in your gas procurement activity that caused this change and any other material factors that contributed to your decline in revenues.

Capital Requirements, page 70

6. We note your indication that you intend to fund the capital requirements of each of your Merchant Energy Business, Regulated Electric and Gas and Other Nonregulated Businesses with internally generated cash and other available sources. Given your net loss last year and your difficulty accessing additional sources of liquidity, disclose why you believe that internally generated cash will be sufficient to fund your capital requirements and specify what you mean by "other available sources" and why you believe they will be available to you.

Mayo A. Shattuck III
Constellation Energy Group, Inc.
Kenneth W. DeFontes, Jr.
Baltimore Gas & Electric Co.
September 11, 2009
Page 4

Risk Management, page 72

Risk Exposures, page 73

VaR, page 75

7. With respect to your VaR disclosure, please categorize your market risk sensitive instruments into instruments entered into for trading purposes and instruments entered into for purposes other than trading purposes. Please refer to Item 305(a)(1) of Regulation S-K.

8. On page 75 you state that your VaR calculation includes all derivative assets and liabilities subject to mark-to-market accounting including contracts for energy commodities and derivatives that result in physical settlement and contracts that require cash settlement, but the calculation does not include market risks associated with activities that are subject to accrual accounting. Please provide quantitative disclosure in accordance with one of the three disclosure alternatives set forth under Item 305(a) of Regulation S-K regarding the market risks you face from your activities that are subject to accrual accounting or advise why you are not required to do so.

Interest Rate Risk, page 76

9. Please provide quantitative disclosure in accordance with one of the three disclosure alternatives set forth under Item 305(a) of Regulation S-K regarding the interest rate risk you face or advise why you are not required to do so.

Notes to Consolidated Financial Statements, page 92

Note 12 Commitments, Guarantees, and Contingencies, page 138

Environmental Matters, page 139

68th Street Dump, page 139

10. We note your statement that you will not know the clean-up costs for this site until the investigation of the site is closer to completion. Please discuss the current status of the investigation and when you expect the investigation to be completed.

Items 9A and 9A(T). Controls and Procedures, page 157

11. We note your indication that the principal executive officers and principal financial officers of both Constellation Energy and BGE have evaluated the effectiveness of the disclosure controls and procedures. Please confirm to us that they evaluated the effectiveness of the

Mayo A. Shattuck III
Constellation Energy Group, Inc.
Kenneth W. DeFontes, Jr.
Baltimore Gas & Electric Co.
September 11, 2009
Page 5

disclosure controls and procedures of the respective company in which they serve as officers. Also, please revise your disclosure in the future accordingly.

Exhibits

12. Exhibit 4(h) in your exhibit index refers to a Form of Junior Subordinated Debenture filed with a Form S-3 dated August 5, 2003 filed by Baltimore Gas and Electric. However, we were unable to locate Exhibit 4(h) when reviewing the referenced S-3. Please advise. Also, Exhibit 4(o) refers to Exhibit 4.2 in a Form 8-K filed on July 5, 2007 by Baltimore Gas and Electric. The text of Exhibit 4.2 refers to an "exhibit A-1 through A-3," but we were unable to locate these exhibits. Please re-file a complete copy of Exhibit 4.2 with your next periodic report. Please confirm your understanding in this regard.

13. Please file complete copies of material agreements, including all exhibits, schedules and attachments. See Item 601(b)(10) of Regulation S-K. For example, we note that you have not provided the schedules and exhibits to the following exhibits:

- Form of CENG Operating Agreement, Agreement designated as Exhibit No. 10.1 to the Current Report on Form 8-K dated December 17, 2008;

- Stock Purchase Agreement, dated as of December 17, 2008, by and among Constellation Energy Group, Inc., EDF Development, Inc. and Electricite de France International, S.A. (Designated as Exhibit No. 10.2 to the Current Report on Form 8-K dated December 17, 2008;

- Investor Rights Agreement, dated as of December 17, 2008, by and between Constellation Energy Group, Inc. and EDF Development, Inc. designated as Exhibit No. 10.3 to the Current Report on Form 8-K dated December 17, 2008;

- Second Amended and Restated Credit Agreement, dated as of December 17, 2008, among Constellation Energy Group, Inc., the Lenders named therein, Wachovia Bank, National Association, as Administrative Agent, LC Bank, Swingline Lender and Collateral Agent designated as Exhibit No. 10.6 to the Current Report on Form 8-K dated December 17, 2008.

While Item 601(b)(2) of Regulation S-K permits you to provide omitted information supplementally, there is not a similar provision in Item 601(b)(10) of Regulation S-K. Please review your material agreements, and re-file complete, agreements with your next periodic report. Please confirm your understanding in this regard.

Mayo A. Shattuck III
Constellation Energy Group, Inc.
Kenneth W. DeFontes, Jr.
Baltimore Gas & Electric Co.
September 11, 2009
Page 6

14. Also, Exhibit 10(p) refers to an Exhibit No. 10(d) in Baltimore Gas and Electric's Form 10-Q filed for the quarter ended June 30, 2004. However, we are unable to locate an Exhibit 10(d) in that filing. Please advise.

Definitive Proxy Statement on Schedule 14A

Stock Ownership, page 18

15. We are unable to locate the Securities Authorized for Issuance Under Equity Compensation Plans table required by Item 201(d) of Regulation S-K. Please provide the disclosure required under Item 201(d) of Regulation S-K or advise why you are not required to do so.

Executive and Director Compensation, page 21

Compensation Discussion and Analysis, page 21

16. Please discuss any policies you have regarding the adjustment or recovery of awards or payments if the relevant performance measures upon which the payments are based are restated or otherwise adjusted in a manner that would reduce the size of an award or payment. Please see Item 402(b)(2)(viii) of Regulation S-K.

Grants of Plan Based Awards, page 40

17. We note your statement in footnote three that the target amount payable to Mayo A. Shattuck III was not determinable and, therefore, the table reflects that no 2008 Executive Annual Incentive Plan award was paid. Please discuss why the target amount was not determinable.

18. We note your statement in footnote four that the threshold and maximum awards potentially payable to the named executive officers were not determinable. Please briefly discuss why the threshold and maximum awards were not determinable.

Form 10-Q for the Fiscal Quarter Ended June 30, 2009

Item 2. Management's Discussion, page 44

Management's Discussion and Analysis of Financial Condition and Results…, page 44

Financial Condition, page 63

Collateral, page 67

19. We note that as of June 30, 2009 that a credit ratings downgrade to below investment grade would result in additional collateral obligations of $1.5 billion. Please discuss the impact that

Mayo A. Shattuck III
Constellation Energy Group, Inc.
Kenneth W. DeFontes, Jr.
Baltimore Gas & Electric Co.
September 11, 2009
Page 7

this additional collateral obligation would have on your liquidity, especially your credit lines, and your operations, including what affect, if any, that the payment would have on the financial ratios that you must maintain as part of your various credit agreements. Also, please discuss what actions you may need to take in order to satisfy the additional collateral obligations.

Items 4 and 4(T). Controls and Procedures, page 66

20. We note your statement that "[a] control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met." In future filings, please revise your disclosure to state clearly, if true, that your disclosure controls and procedures are designed to provide reasonable assurance of achieving their objectives and that your principal executive officer and principal financial officer concluded that your disclosure controls and procedures are effective at that reasonable assurance level. We note a similar statement in your Form 10-Q for the fiscal quarter ended June 30, 2009. In the alternative, please remove the reference to the level of assurance of your disclosure controls and procedures. Please refer to Section II.F.4 of Management's Reports on Internal Control Over Financial Reporting and Certification of Disclosure in Exchange Act Periodic Reports, SEC Release No. 33-8238. Please confirm your understanding in this regard.

*   *   *   *   *

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. If you amend one of your filings, you may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in these filings to be certain that the filings include all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filings;

Mayo A. Shattuck III
Constellation Energy Group, Inc.
Kenneth W. DeFontes, Jr.
Baltimore Gas & Electric Co.
September 11, 2009
Page 8

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Robert W. Errett, Staff Attorney, at (202) 551-3225 or Mara Ransom, Legal Branch Chief, at (202) 551-3264, or me at (202) 551-3720 with any other questions.

Sincerely,

H. Christopher Owings
Assistant Director